O'Neill Law Group PLLC		435 Martin Street, Suite 1010 Blaine, WA 98230
		Telephone:	360-332-3300
Stephen F.X. O'Neill*	Christian I. Cu**	Facsimile:	360-332-2291
		E-mail:	son@stockslaw.com

File #4381
December 1, 2004
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0304
Washington, D.C. 20549

Attention: Ms. Janice McGuirk, Financial Analyst

Dear Madam:

RE:	SOUTHRIDGE ENTERPRISES INC. (the "Company")
	-	Registration Statement on Form SB-2
	-	Filed October 13, 2004
	-	SEC File Number 333-119729

We write on behalf of Southridge Enterprises Inc. (the "Company") in response to your comment letters dated November 12, 2004 and November 16, 2004 regarding the above-referenced Form SB-2 filing (the "Comment Letters"). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the "SEC") via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letters. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letters. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

REGISTRATION STATEMENT COVER PAGE

1.	SINCE THESE SHARES WILL BE SOLD ON A CONTINUOUS BASIS, PLEASE PROVIDE THE RULE 415 LANGUAGE ON THE COVER PAGE AND CHECK THE BOX. WE NOTE THE ITEM 512(A) UNDERTAKINGS IN THIS REGARD.

In response to this comment, the Company has revised the cover page on the Amended SB-2 as requested.

SUMMARY

2.	THE NET LOSS INFORMATION IN THE TABLE SHOULD BE PRESENTED IN BRACKETS. IN THIS REGARD, WE NOTE THAT THESE AMOUNTS ARE BRACKETED IN YOUR FINANCIAL STATEMENTS.

In response to this comment, the Company has revised net loss information in the indicated table as requested.

VANCOUVER OFFICE:	O'Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Ms. Janice McGuirk	2

RISK FACTORS

3.	IN YOUR SECOND RISK FACTOR, PLEASE PROVIDE THE CASH BALANCE AS OF THE MOST RECENT DATE PRACTICABLE.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

DETERMINATION OF OFFERING PRICE

4.	EXPAND THE SECOND SENTENCE TO STATE THE DATE OF YOUR MOST RECENT PRIVATE OFFERING.

In response to this comment, the Company has revised the Amended SB-2 as requested.

PLAN OF DISTRIBUTION

5.	STATE THE ESTIMATED COSTS ASSOCIATED WITH THIS OFFERING THAT THE COMPANY IS PAYING.

In response to this comment, the Company has revised the disclosure under this heading as requested.

6.
PLEASE ADD A STATEMENT ADDRESSING THE FACT THAT IF AN UNDERWRITER IS SELECTED IN CONNECTION WITH THIS OFFERING, AN AMENDMENT WILL BE FILED TO IDENTIFY THE UNDERWRITER, DISCLOSE THE ARRANGEMENTS WITH THE UNDERWRITER, AND FILE THE UNDERWRITING AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT AS REQUIRED BY ITEM 601(B) OF REGULATION S-B.

In response to this comment, the Company has revised the disclosure under the heading "Plan of Distribution" as requested.

DIRECTORS, EXECUTIVE OFFICERS...

7.
IN MR. SAMAROO'S BIOGRAPHICAL INFORMATION, FOR THE FIVE YEAR PERIOD OR A LONGER PERIOD THAT YOU VOLUNTARILY COVER, PLEASE PROVIDE THE FOLLOWING FOR EACH POSITION HELD BY MR. SAMAROO; NAME OF THE POSITION, THE NAME OF THE ENTITY WITH WHOM THE POSITION WAS HELD, A DESCRIPTION OF THE ENTITY'S ACTIVITIES, A DESCRIPTION OF MR. SAMAROO'S ACTIVITIES IN HIS POSITION AND THE BEGINNING AND ENDING DATES, BY MONTH AND YEAR, OF EACH POSITION. PLEASE DISCLOSE ANY DIRECTORSHIP OF A SEC REPORTING COMPANY.

In response to this comment, Mr. Samaroo has not been a director of an SEC reporting company. The Company has revised the biographical information of Mr. Samaroo as requested.

SIGNIFICANT EMPLOYEES

8.	THE DISCLOSURE HERE AND ALSO UNDER "COMMITTEES OF THE BOARD OF DIRECTORS" SHOULD BE REVISED TO MAKE CLEAR THAT, IF TRUE, MR. SAMAROO IS THE ONLY PERSON PRESENTLY EMPLOYED WITH THIS COMPANY.

In response to this comment, the Company has revised the disclosure under the heading "Significant Employees" and "Committees of the Board of Directors" as requested.

SECURITY OWNERSHIP...

9.	SINCE MR. SAMAROO HOLDS A CONTROLLING INTEREST IN THE COMPANY'S SHARES, IT WOULD APPEAR THAT ANOTHER RISK FACTOR SHOULD BE ADDED ADDRESSING THIS FACT AND ITS POTENTIAL EFFECT ON MINORITY SHAREHOLDERS.

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Ms. Janice McGuirk	3

In response to this comment, the Company has added an additional risk factor to the Amended SB-2 disclosing the risks of Mr. Samaroo's controlling interests in the Company's shares.

DESCRIPTION OF PROPERTY AND LOCATION OF HILLTOP MINERAL CLAIMS

10.	THE HILLTOP MINERAL CLAIMS NOW OWNED BY THE COMPANY HAVE NOT BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT. PLEASE FILE OR EXPLAIN SUPPLEMENTALLY.

In response to this comment, the Company has filed the Bill of Sale between the Company's subsidiary and Larry Sostad dated June 19, 2004 respecting the transfer of title to the claims, as an exhibit to the Amended SB-2.

RECOMMENDATIONS OF GEOLOGICAL REPORT...

11.
WHEN THE RESULTS OF PHASE I ARE RECEIVED, PLEASE UPDATE THE DISCLOSURE ACCORDINGLY. IF THE RESULTS ARE NOT KNOWN AT THE TIME OF EFFECTIVENESS, PLEASE DISCLOSE HOW POTENTIAL INVESTORS WILL BE ADVISED OF THE RESULTS DURING THE ONGOING OFFERING. IN THIS REGARD, WE NOTE THE OFFERING WILL CONTINUE FOR 9 MONTHS.

In response to this comment, the Company has updated the disclosure in the Amended SB-2 to include the results of Phase I of its exploration program received on October 29, 2004. We enclose supplementally, a copy of the Phase I report prepared by W. G. Timmins, P. Eng dated October 29, 2004.

12.
PLEASE UPDATE THE PENULTIMATE PARAGRAPH TO DISCLOSE THE COMPANY'S CASH BALANCE AS OF THE MOST RECENT DATE AVAILABLE AND STATE WHETHER THIS BALANCE IS SUFFICIENT TO FUND PHASES I, II, AND III OF YOUR EXPLORATION PROGRAM. IN THIS REGARD, WE NOTE THAT $13,000 HAS BEEN ALLOCATED TO PROFESSIONAL FEES AND OFFICE EXPENSES FOR THE NEXT 12 MONTHS.

In response to this comment, the Company has revised the disclosure under the heading "Recommendation of Geological Report and the Geological Exploration Program" as requested.

13.	FURTHER, PLEASE DISCUSS ANY POTENTIAL LINES OF CREDIT OR SOURCES OF FINANCING AVAILABLE TO THE COMPANY FOR THE PURPOSE OF PROCEEDING WITH WORK BEYOND PHASE III. IF NONE, PLEASE DISCLOSE.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 to disclose that no potential lines of credit or sources of financing are currently available for the purpose of proceeding with exploration work beyond Phase III of its exploration program.

COMPLIANCE WITH GOVERNMENT REGULATION

14.
WE NOTE THE INITIAL STATEMENT IN PARAGRAPH EIGHT, "[W]E HAVE NOT BUDGETED FOR REGULATORY COMPLIANCE COSTS IN THE PROPOSED WORK PROGRAM RECOMMENDED BY THE GEOLOGICAL REPORT." HOWEVER IN YOUR EIGHTH RISK FACTOR, WE NOTE "[W]HILE OUR PLANNED EXPLORATION PROGRAM BUDGETS FOR REGULATORY COMPLIANCE..." PLEASE REVISE AS APPROPRIATE TO MAKE THE DISCLOSURE CONSISTENT.

In response to this comment, the Company has revised the disclosure in the indicated risk factors to disclose that the Company's exploration program does not budget for regulatory compliance.

RESULTS OF OPERATIONS FOR THE PERIOD ENDING AUGUST 31, 2004

15.
PLEASE PROVIDE A BREAKDOWN OR GENERAL AND ADMINISTRATIVE EXPENSES BY EACH PRINCIPAL EXPENSE, ALONG WITH THE DOLLAR AMOUNT OF EACH PRINCIPAL EXPENSE. PLEASE ACCOUNT FOR THE OFFERING EXPENSES PAID TO DATE AND TO BE PAID IN THE FUTURE, IF ANY.

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Ms. Janice McGuirk	4

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

FUTURE FINANCINGS

16.
INASMUCH AS THE COMPANY RELIES HEAVILY ON THE ISSUANCE OF STOCK FOR ITS FINANCING NEEDS, IT WOULD APPEAR THAT ANOTHER RISK FACTOR SHOULD BE PROVIDED TO ADDRESS THE POTENTIAL DILUTIVE AFFECT THESE ISSUANCES WILL HAVE ON EXISTING SHAREHOLDERS.

In response to this comment, the Company has included an additional risk factor in the Amended SB-2 to address the potential effects of additional offerings of its shares.

SIGNATURES

17.	THE INDIVIDUAL OPERATING IN THE CAPACITY OF PRINCIPAL ACCOUNTING OFFICER OR CONTROLLER SHOULD BE SO DESIGNATED IN ACCORDANCE WITH THE FORM REQUIREMENTS.

In response to this comment, the Company has revised the Amended SB-2 as requested.

GENERAL

18.	IN THE AMENDMENT TO BE FILED, PLEASE UPDATE THE INFORMATION THROUGHOUT THE PROSPECTUS TO THE LATEST DATE PRACTICABLE.

In response to this comment, the Company has updated the Amended SB-2 as requested.

19.
PLEASE FILE BOTH AN UNMARKED VERSION AND A "RED-LINED" MARKED VERSION OF THE AMENDMENT ON EDGAR, AS WELL AS YOUR LETTER RESPONDING TO EACH OF THE STAFF'S COMMENTS. THE LETTER SHOULD BE FILED AS "CORRESPONDENCE" ON EDGAR. PLEASE REFER TO REGULATION S-T IN THIS REGARD.

In response to this comment, the Company is filing a red-lined version of the Amended SB-2 along with a copy of this response letter on EDGAR, as requested.

FINANCIAL STATEMENTS

GENERAL

20.	PROVIDE A CURRENT CONSENT IN ANY AMENDMENT AND CONSIDER THE UPDATING REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B.

In response to this comment, the Company's auditors have provided an updated consent in the Amended SB-2 as requested.

CONSOLIDATED BALANCE SHEET, F-2

21.	PLEASE EXPLAIN THE NATURE OF DEPOSITS OF $2,500 AND EXPLAIN HOW YOU DEEMED THE DEPOSITS TO BE CURRENT ASSETS.

In response to this comment, the Company's auditors have revised the financial statements in the Amended SB-2 to combine the cash and amount receivable on the balance sheet. The deposits related to deposits made to the trust account of the Company's legal counsel.

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Ms. Janice McGuirk	5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS, F-6

22.	PLEASE DISCLOSE THE COMPANY'S FISCAL YEAR-END.

In response to this comment, the Company's auditors have revised the financial statements in the Amended SB-2 to disclose the Company's year end of August 31.

23.	PLEASE DISCLOSE THE REPORTING CURRENCY ON THE FACE OF THE FINANCIAL STATEMENTS. DISCLOSE THE FUNCTIONAL CURRENCY, IF DIFFERENT, IN A NOTE AND DESCRIBE BRIEFLY HOW YOU APPLY SFAS 52.

In response to this comment, the Company's auditors have revised the financial statements in the Amended SB-2 to expressly disclose that amounts are in U.S. dollars.

NOTE 3 - MINERAL LEASES AND CLAIMS, F-10

24.

THE RECOVERABILITY OF CAPITALIZED ACQUISITION COSTS OF MINERAL LEASES IS PRESUMED TO BE INSUPPORTABLE UNDER FASB STATEMENT NO. 144 PRIOR TO DETERMINING THE EXISTENCE OF A COMMERCIALLY MINABLE DEPOSIT, AS CONTEMPLATED BY INDUSTRY GUIDE 7, FOR A MINING COMPANY IN THE EXPLORATION STAGE. PLEASE REVISE THE FINANCIAL STATEMENTS TO EXPENSE THE MINERAL LEASES OF $3,000 AND PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 37 OF APB 20.

In response to this comment, the Company's auditors have revised the financial statements as requested.

ENGINEERING COMMENTS

GENERAL

1.
ADD A RISK FACTOR THAT ADDRESSES THE FACT THAT THE PROBABILITY OF AN INDIVIDUAL PROSPECT EVER HAVING "RESERVES" THAT MEET THE REQUIREMENTS OF INDUSTRY GUIDE 7 IS EXTREMELY REMOTE, AND IN ALL PROBABILITY, YOUR PROPERTIES DO NOT CONTAIN ANY RESERVES, AND ANY FUNDS SPENT ON EXPLORATION WILL PROBABLY BE LOST.

In response to this comment, the Company has added the requested risk factor in the Amended SB-2.

2.

FOR YOUR PROPERTY, PROVIDE THE DISCLOSURES REQUIRED BY INDUSTRY GUIDE 7 (B). IN PARTICULAR, IF YOU DO NOT ADDRESS THE FOLLOWING MATTERS, PLEASE PROVIDE:

  THE LOCATION AND MEANS OF ACCESS TO THE PROPERTY.
  A MAP(S) SHOWING THE LOCATION OF YOUR PROPERTIES.
  ANY CONDITIONS THAT YOU MUST MEET IN ORDER TO OBTAIN OR RETAIN TITLE TO THE PROPERTY.
  A BRIEF DESCRIPTION OF THE ROCK FORMATION AND MINERALIZATION OF EXISTING OR POTENTIAL ECONOMIC SIGNIFICANCE ON THE PROPERTY.
  A DESCRIPTION OF THE PRESENT CONDITION OF THE PROPERTY.
  A DESCRIPTION OF ANY WORK COMPLETED ON THE PROPERTY.
  A DESCRIPTION OF EQUIPMENT AND OTHER INFRASTRUCTURE FACILITIES.
  THE CURRENT STATE OF EXPLORATION OF THE PROPERTY.
  THE TOTAL COST OF YOUR PROPERTY INCURRED TO DATE AND PLANNED FUTURE COSTS.
  THE SOURCE OF POWER THAT CAN BE UTILIZED AT THE PROPERTY.
  IF APPLICABLE, PROVIDE A CLEAR STATEMENT THAT THE PROPERTY IS WITHOUT KNOWN RESERVES AND THE PROPOSED PROGRAM IS EXPLORATORY IN NATURE.

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Ms. Janice McGuirk	6

REFER TO INDUSTRY GUIDE 7 (B)(1)-(5) FOR SPECIFIC GUIDANCE. INDUSTRY GUIDE 7 CAN BE REVIEWED ON THE INTERNET AT http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

In response to this comment, the Company believes it has complied with the disclosure requirements of Industry Guide 7(b).

SUMMARY, PAGE 4

3.
IN THIS SECTION, YOU STATE THAT YOU ARE A "DEVELOPMENT STAGE COMPANY" WHICH IS A PHRASE COMMONLY USED IN FINANCIAL STATEMENTS IN OTHER INDUSTRIES. UNDER INDUSTRY GUIDE 7, MINERAL EXPLORATION COMPANIES MAY NOT CALL THEMSELVES "DEVELOPMENT STAGE COMPANIES." SEE http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under section F (10) TITLED "ISSUES IN THE EXTRACTIVE INDUSTRY"

In response to this comment, the Company has revised the disclosure in the Amended SB-2 to indicate that it is an "exploration" stage company.

DESCRIPTION OF BUSINESS, PAGE 20

4.
EARLY IN THIS SECTION, YOU SHOULD INDICATE THAT YOU ARE AN EXPLORATION STAGE COMPANY AND THAT THERE IS NO ASSURANCE THAT A COMMERCIALLY VIABLE MINERAL DEPOSIT EXISTS ON ANY OF YOUR PROPERTIES, AND THAT FURTHER EXPLORATION WILL BE REQUIRED BEFORE A FINAL EVALUATION AS TO THE ECONOMIC AND LEGAL FEASIBILITY IS DETERMINED. SEE INDUSTRY GUIDE 7(A)(4).

In response to this comment, the Company has revised the disclosure under the heading "Description of Business" as requested.

RECOMMENDATIONS OF GEOLOGICAL REPORT AND GEOLOGICAL EXPLORATION PROGRAM, PAGE 23

5.	SUPPLEMENTALLY PROVIDE A COPY OF THE EXPLORATION REPORT DEVELOPED BY W.G. TIMMINS.

In response to this comment, the Company has provided a copy the exploration report of W.G. Timmins as requested.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

STEPHEN F.X. O'NEILL

SON/clk

Enclosures

cc:	Southridge Enterprises Inc.
	Attn:	Mr. Vernon Samaroo, President